Television Broadcasts Limited
Interim Report 2003

82-1072




2003

電 視 廣 播 有 限 公 司
二 〇 〇 三 年 度 中 期 報 告



The directors are pleased to present the Group's interim report and condensed accounts for the six months ended 30 June 2003. The consolidated profit and loss account, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30 June 2003, and the consolidated balance sheet of the Group as at 30 June 2003, all of which are unaudited and condensed, along with selected explanatory notes, are set out on page 9 to 27 of this report.

INTERIM DIVIDEND

The directors are pleased to declare an Interim Dividend of HK$0.20 (2002: HK$0.20) per share for 438,000,000 issued shares.

Dividend warrants will be despatched to shareholders on 3 October 2003. The transfer books of the Company will be closed from 24 September 2003 to 26 September 2003, both dates inclusive.

MANAGEMENT DISCUSSION AND ANALYSIS

Review Of Operations

(a) Operating Results For The Period

For the six months ended 30 June 2003, the Group achieved a turnover of HK$1,434 million, an increase of 3% over the same period last year. Profit attributable to shareholders was HK$155 million, a 4% decrease over the same period last year. Earnings per share decreased to HK$0.35 (2002: HK$0.37).

(b) Business Review And Prospects

Terrestrial Television Broadcasting

The massive negative impact of the SARS outbreak on retail sales, and the consequent negative impact on advertising revenues of all media, are well known and require little comment here. Since many April advertising campaigns could not be cancelled on short notice, the revenue downturn was most pronounced in May. Fortunately, recovery was very swift with June sales showing encouraging single-digit year-on-year growth.

We expect contracted up-front spending for the year to remain intact notwithstanding some reduced utilization of up-front contracts during the months of April and May. Thus our up-front bookings have insulated us considerably from the full impact of SARS, an advantage not enjoyed by other media not employing such a scheme.

In spite of the SARS gloom, spending in the music album category significantly increased. Our innovative strategic partnerships with record companies rejuvenated the entire music industry and resulted in a 400% increase in spending on music CDs from January to June. Every album launched in partnership with TVB has recorded at least platinum-level sales. The top-selling album, a compilation of Mandarin love songs, was launched just at the onset of the SARS outbreak and achieved eight times platinum sales. These partnerships have clearly demonstrated the power of TV advertising and will be used as a model for building business in other categories.

Spending also grew in the categories of electrical appliances, personal hygiene products, medicines, telecommunications services, courier services and supermarkets. However, spending declined in the areas of financial services, real estate, travel, milk powder and restaurants.

At the end of July, the Government announced several significant relaxations in the areas of programme feature sponsorship and product sponsorship. These new forms of sponsorship will provide additional sources of advertising revenue that should increase over time.

During the first half of 2003, TVB Jade, our Chinese channel, achieved an average weekday primetime audience share of 80% (Weekday primetime on Jade: 7:00 - 11:30 p.m.). Our English channel, TVB Pearl, earned an average weekday primetime audience share of 71% (Weekday primetime on Pearl: 7:00 p.m. - 12 midnight).

By March, when SARS had become a full-blown health threat in Hong Kong, TVB was actively supporting and participating in efforts to control the spread of the disease. In addition to news, current affairs and special programmes, Jade produced many short informational SARS-related programmes that were broadcast during primetime. The Company also produced variety and fund-raising programmes intended to boost the morale of medical and healthcare personnel and to encourage the general public during this difficult time. An average 1.35 million viewers watched "Operation Relief 2003", which raised HK$8 million for the Charitable Foundation of the Hospital Authority.

The Company's relocation from the old site at Clearwater Bay to the new TVB City in Tseung Kwan O has proceeded smoothly. On 29 March, on a live variety show viewed by 1.8 million Hong Kong viewers, we bade farewell to our old home at TV City. By the end of June, most departments had completed the move to the new TVB City. The entire relocation should be complete before our anniversary in November.

The production capabilities of the Company will be considerably enhanced and expanded when the new, state-of-the-art, fully digital production centre at the new TVB City comes fully online during the second half of this year. The Company's upgraded in-house production capabilities, together with our steadily increasing co-production activities in mainland China, should very considerably enrich TVB's programme repertoire, ensuring greater quantity, higher quality, and broader variety of programming. This expanded and upgraded programme inventory will in turn increase the profit potential of our international licensing and merchandising operations, including those in mainland China.

Programme Licensing And Distribution

Thanks to a significant increase in revenue from telecast licensing in Asia and from VCD licensing in mainland China, our programme licensing and distribution profit for the first half of 2003 continued to deliver attractive double-digit growth. The second half of 2003 should see a continuation of this positive trend.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

In the first quarter of 2003, our direct-to-home satellite service in the USA successfully switched its subscriber base over to the DirecTV network, where they continue to subscribe on an a la carte basis to our five-channel Jadeworld channel package. Total subscribers grew 30% in the first half of 2003. Our New York office, opened early this year, has efficiently facilitated our marketing efforts in the USA market. Competition, especially in the area of Mandarin language content, has increased significantly there and is targeting the increasing number of immigrants from mainland China. To chart effectively our future course and strategy for this important market, we are planning for the second half of 2003 a series of in-depth market studies to be conducted in major USA cities with large Chinese populations.

(b) TVB Australia ("TVBA")

Despite a slow market, our multi-channel satellite service in Australia maintained single-digit subscriber growth in the first half of the year. A recent in-house market survey indicated that we could considerably enhance the appeal of our driver channel, TVBJ, by using more current programming. Accordingly, we have initiated a revamping of the channel commencing in July 2003.

We are also continuing our negotiations with other service carriers in Australia in order to expand our service's overall penetration of the market.

(c) The Chinese Channel ("TCC") Europe

In Europe, our direct-to-home TCC channel successfully completed in late January an upgrade of the channel's encryption system, effectively eliminating the considerable unauthorized viewing that had plagued the channel. However, due to rumours that newly pirated smart cards would soon be available, many previously unauthorized viewers delayed subscribing to the service, requiring major marketing and educational campaigns in response. Nevertheless, the channel did maintain a subscriber growth rate in the low single digits in the first half of 2003.

Channel Operations

(a) Taiwan

Following our restructuring of the Taiwan channel operation and the consolidating of resources there, TVBS channels recorded double-digit improvements in both revenue and cost compared to the first half of 2002. As a result, our Taiwan channel operations delivered a profit in the first half of 2003 notwithstanding the severe impact of SARS on the Taiwan economy and the highly competitive television industry there.

TVBS will focus on enhancement of its programming and news content to maintain its leading position in Taiwan's television market and to further improve its licensing revenue from overseas. In keeping with the positive first-half results, we expect TVBS to continue its growth through the second half of 2003.

(b) TVB8 And Xing He

The overall performance of these two channels continued to improve in the first half. Consistent programme enhancement and extensive channel promotion have produced a two-fold increase in subscription income. In mainland China, TVB8's home reach began to grow much faster in April after we migrated the channel's signal to a popular transponder. Xing He's market penetration also improved significantly in response to an extensive trial viewing offer.

Advertising income from the channels recorded high double-digit growth resulting primarily from the outstanding performance of Xing He in Malaysia. In mainland China, notwithstanding the negative impact of the SARS outbreak, we still managed to achieve slight revenue growth.

Advertising sales agents were appointed during the first half of 2003 in Sichuan, Shandong and Guangdong provinces. Additional agents will be engaged in key Chinese cities to develop further business.

Other Activities

(a) Jade Animation

Jade Animation has been developing its animation series, "Condor Hero", with response and publicity in the TV and video markets. Merchandising is under development as well. Studio business has been slowed down in the first half of 2003, but is expected to pick up in the second half of 2003. We are also exploring the possibility of launching an animation channel in the Chinese market.

(b) Internet Operations (Hong Kong And Mainland China)

The return from broadband content services has been the main contributor to the profit growth of our Internet operations in the first half of the year. Further growth is expected to come from content services for 3G mobile networks, which are targeted to commence before the end of the year. In mainland China, the production and repackaging of infotainment programmes have produced steady income. SMS and MMS services provided via mobile phone networks commenced in April. This is expected to contribute to future revenue growth.

(c) Magazine Publishing

Advertising revenue declined in the first half of 2003 due to the outbreak of SARS. However, June brought recovery, and it is anticipated that first-half revenue shortfalls will be made up through increased sales efforts in the second half of 2003.

New Business - Hong Kong Pay TV

In February, Intelsat and TVB announced an agreement to provide pay television services in Hong Kong through Galaxy Satellite Broadcasting Limited ("GSBL"). Intelsat now owns 51% of GSBL and TVB owns 49%. GSBL will commence the delivery of pay TV services to Hong Kong subscribers in the fourth quarter of this year. TVB will exclusively provide GSBL a package of five channels. Channel packaging and programme production preparations commenced in the second quarter. GSBL is also licensed to provide teleport services in Hong Kong.

Financial Review

(a) Capital Structure, Debts And Liquidity

In compliance with Section 2 Third Schedule of the Domestic Free Television Programme Service Licence, TVB has reduced its interest to less than 50% in a wholly owned subsidiary company, Galaxy Satellite Broadcasting Limited ("GSBL") which holds a licence to operate pay TV services in Hong Kong. As a result, GSBL is reclassified as an associate company in these accounts now submitted. It has therefore to some extent distorted the comparatives of the two periods under review. The disposal has brought the Group a profit of HK$5.2 million and it has been taken to the accounts in the reporting period.

On 30 November 2001, MEASAT Broadcast Network System (BVI) Ltd. ("MBNS(BVI)") and Home Net N.V. ("HomeNet") were each issued 4,500,000 shares of TVB.COM Limited ("TVB.COM") unpaid at HK$8.60 per share. These shares, which did not carry voting or dividend rights until paid for, were to be paid for by four equal instalments. Two of these instalments were received by the end of February 2003, thus increasing MBNS (BVI)'s interest in TVB.COM to 18.42% and HomeNet's interest to 7.9%. This transaction is accounted for as a deemed disposal of the Group's interest in TVB.COM resulting in a profit of HK$27.7 million. TVB.COM changed its name to TVB Publishing Holding Limited on 12 December 2001.

During the reporting period, the Group has acquired additional interest in the Taiwan associate, Interface Co. Ltd., ("Interface") for a cumulative percentage of 59.3%, therefore Interface is now reclassified in these accounts as a subsidiary company. However, because of its small size, this reclassification has only modest impact on comparatives. The acquisition has incurred purchased goodwill of HK$6.8 million that will be amortized straight-line over five years.

The new TVB City Project at Tseung Kwan O has been effectively completed, with only some touch-up work remaining to be finished by the end of the year. All capital expenditures for this project should be booked to the accounts within this year. As of 30 June 2003, fixed assets of the Group increased by HK$91 million over year-end 2002, understated by the GSBL impact to the amount of HK$102 million. There will be further CAPEX of HK$279 million to be booked to the accounts during the remainder of the year for the new TVB City Project and for the Channel Supply Agreement entered into with GSBL on 4 September 2001 consequent to an open bidding process for the supply to GSBL of five pay TV channels.

Cash and bank balances as of 30 June 2003 stood at HK$383 million, a 6% increase over HK$362 million held at year-end 2002. The cash and bank balances position has taken into account the Group's cash investment of HK$138 million in the pay TV joint venture with Intelsat, paid on 20 February 2003. To finance further investment required and additional CAPEX, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

Reflecting a lower billing for local advertising in the first half, accounts receivable fell by 10% from the position at year-end 2002. Accounts payable were in line with the 2002 year-end figure .

The Group recorded a gearing ratio of 24.3% as of 30 June 2003, compared to 10.8% at the end of last year. It was measured by total debts of HK$754 million (December 2002: HK$356 million) against a shareholders' fund of HK$3,102 million (December 2002: HK$3,274 million). The increase was due to additional loans drawn on bank mainly to finance the Pay TV Joint Venture, the new TVB City Project and a changed net worth.

- Debts increased over last year by HK$398 million due to the aforesaid additional short term loan.

- Debts consisted of short and long term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan and the new TVB City, etc. Loans totalling HK$177 million (December 2002: HK$162 million) were secured by assets of subsidiary companies.

- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of the banks.

- The maturity profile of the debts as of 30 June 2003 was as follows: within one year, HK$695 million (92% - loans required mainly for TVB City Project/Pay TV Joint Venture can be extended if not wholly repaid out of operating fund); in the second year, HK$9 million (1%); in the third to fifth years, HK$16 million (2%) and after the fifth year, HK$34 million (5%).

- Debts were denominated mainly in Hong Kong Dollars (66%), New Taiwan Dollars (26%), British Pounds (7%), and other currencies, such as US and Australian Dollars.

- The Group had no committed borrowing facilities during the period.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 47% to HK$318 million (December 2002: HK$606 million).

Apart from what we have reported above, there was no material acquisition or disposal of subsidiaries or associated companies during the period.

(b) Contingent Liabilities

There were guarantees to the extent of HK$1.8 million (December 2002: HK$89.6 million) provided to bankers for banking facilities. The guarantee provided to bank for the performance bond issued to the HKSAR Government of HK$88 million has been uplifted and replaced by security provided by GSBL, for which the Company owns only 49% of the equity interest.

(c) Exposure To Fluctuations In Exchange Rates And Related Hedges

As of 30 June 2003, exchange contracts worth HK$46.4 million had been entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuations that might impact the value of trade receipts from overseas customers. A potential loss of HK$184,000 on these contracts has not been recognized in the accounts.

HUMAN RESOURCES

As of 30 June 2003, excluding directors and freelance workers, but including contract artistes and staff in overseas subsidiary companies, the Group employed a total of 5,029 fulltime employees (December 2002: 5,039). About 27% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis, or a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. The year-end bonus equivalent to one-month's salary was withdrawn from 1 January 2002. There was no share option scheme adopted by the Group during the period. From time to time, the Group organizes, either in-house or with vocational institutions, seminars, courses and workshops on subject of technical interest, such as industrial safety, management skills and other related studies. The Group also sponsors training programmes that employees may enroll on their own initiative.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2003, the Company has not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2003, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30 June 2003.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2003, the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:

	No. of Ordinary Shares of HK$ 0.05 each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	-	1,146,000#	141,174,828* *(a)*	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 *(b)*	17,303,144	3.95%
Lee Jung Sen	1,262,415	-	-	1,262,415	0.28%
Mona Fong	1,146,000#	-	-	1,146,000	0.26%
Chien Lee	600,000	-	-	600,000	0.14%
Li Dak Sum	-	-	300,000 *(c)*	300,000	0.07%
Louis Page	200,000	-	-	200,000	0.04%
Chow Yei Ching	100,000	-	-	100,000	0.02%

Note: *Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

(a) *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.*

(b) *10,377,000 shares were held by Trio Investment Corporation SA., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. all companies in which Mrs. Christina Lee Look Ngan Kwan holds 100% equity interests.*

(c) *300,000 shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.*

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 30 June 2003.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the register of substantial shareholders maintained under section 336 of the Securities and Futures Ordinance shows that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors and chief executive.

	No. of Ordinary Shares of HK$0.05 each		Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*		26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*		6.23%
Marathon Asset Management Limited	22,747,000	*(i)*	5.19%
State Street Corporation	22,451,808	*(ii)*	5.13%

Note: *Duplication of shareholdings occurred between parties (*) shown here and above under "Directors' Interests in Shares".*

(i) *Interests were held in the capacity of Investment Manager.*

(ii) *Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interest.*

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 30 June 2003.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2003, containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules, is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com.hk).

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 3 September 2003

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Six Months Ended 30 June 2003

	Note	Unaudited Six Months Ended 30 June 2003 HK$'000	 2002 HK$'000
Turnover		**1,433,835**	1,385,947
Cost Of Sales		**(800,918)**	(741,375)
Gross Profit		**632,917**	644,572
Other Revenues	3	**17,189**	18,491
Selling And Distribution Costs		**(228,743)**	(211,950)
General And Administrative Expenses		**(255,917)**	(243,533)
Other Operating Income		**4,106**	1,843
Gain On Deemed Disposal Of A Subsidiary		**27,726**	-
Gain On Disposal Of A Subsidiary		**5,213**	-
Operating Profit	4	**202,491**	209,423
Finance Costs	5	**(8,676)**	(12,024)
Share Of Profits Less Losses Of			
Jointly Controlled Entities		**(7,613)**	(8,852)
Associated Companies		**(3,954)**	1,317
Profit Before Taxation		**182,248**	189,864
Taxation	6	**(15,872)**	(29,895)
Profit After Taxation		**166,376**	159,969
Minority Interests		**(11,310)**	1,897
Profit Attributable To Shareholders		**155,066**	161,866
Dividends	7	**87,600**	87,600
Earnings Per Share	8	**HK$0.35**	HK$0.37

CONDENSED CONSOLIDATED BALANCE SHEET

As At 30 June 2003

	Note	**Unaudited 30 June 2003**	Audited 31 December 2002
		HK$'000	HK$'000
Fixed Assets	9	**2,257,867**	2,166,651
Goodwill		**6,339**	-
Jointly Controlled Entities		**73,664**	80,879
Associated Companies		**245,687**	25,685
Investments In Securities		**5,092**	4,698
Loans To Investee Companies		**12,735**	10,887
Current Assets			
Programmes and film rights		**657,055**	658,734
Stocks		**17,190**	21,322
Trade and other receivables, prepayments and deposits	10	**861,301**	965,342
Investments in securities		**15,795**	-
Pledged bank deposits		**1,626**	1,618
Cash and bank balances		**382,925**	362,150
		1,935,892	2,009,166
Current Liabilities			
Trade and other payables and accruals	11	**562,836**	575,808
Short term loans		**644,164**	232,786
Bank overdrafts		**45,410**	45,970
Current portion of long term liabilities	14	**4,976**	21,499
Taxation		**21,050**	28,410
		1,278,436	904,473
Net Current Assets		**657,456**	1,104,693
Total Assets Less Current Liabilities		**3,258,840**	3,393,493
Financed by:			
Share Capital	12	**21,900**	21,900
Reserves	13	**2,992,241**	2,923,832
2002 Proposed Final Dividend	7(a)	**-**	328,500
Proposed Interim Dividend	7(b)	**87,600**	-
Shareholders' Funds		**3,101,741**	3,274,232
Minority Interests		**28,013**	424
Long Term Liabilities	14	**59,260**	55,589
Pensions Obligations		**9,419**	7,642
Deferred Taxation		**60,407**	55,606
		3,258,840	3,393,493

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Six Months Ended 30 June 2003

	Unaudited	
	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Total equity as at 1 January	**3,274,232**	3,144,101
Exchange differences	**943**	10,399
Net gains not recognised in the profit and loss account	**943**	10,399
Profit for the period	**155,066**	161,866
Dividends	**(328,500)**	(328,500)
Total equity as at 30 June	**3,101,741**	2,987,866

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For The Six Months Ended 30 June 2003

	Unaudited	
	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Net Cash Inflow From Operating Activities	**371,878**	258,159
Net Cash Outflow From Investing Activities	**(459,040)**	(353,074)
Net Cash Inflow/(Outflow) From Financing Activities	**141,248**	(297,092)
Increase/(Decrease) In Cash And Cash Equivalents	**54,086**	(392,007)
Cash And Cash Equivalents At 1 January	**143,362**	549,916
Effect Of Foreign Exchange Rate Changes	**179**	(5,923)
Cash And Cash Equivalents At 30 June	**197,627**	151,986
Analysis Of Balances Of Cash And Cash Equivalents:		
Cash and bank balances	**382,925**	287,336
Bank overdrafts	**(45,410)**	(43,250)
Short term bank loans repayable within three months	**(139,888)**	(92,100)
	197,627	151,986

NOTES TO CONDENSED ACCOUNTS

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

These condensed accounts should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the group has changed certain of its accounting policies following its adoption of SSAP 12: "Income Taxes" which is effective for accounting periods commencing on or after 1 January 2003.

The change to the group's accounting policy and the effect of the adoption is set out below:

SSAP 12: Income Taxes

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposed and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, however, the income taxes in prior years has not been restated as the effect of this change is not material to the current and prior years' results.

2 SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Primary reporting format - business segments

An analysis of the group's turnover and results for the period by business segments is as follows:

	Six Months Ended 30 June 2003						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	672,254	256,449	125,706	329,092	50,334	-	1,433,835
Inter-segment sales	120	47,981	88	7,609	8,718	(64,516)	-
	672,374	304,430	125,794	336,701	59,052	(64,516)	1,433,835
Segment results (note)	(13,448)	169,748	(21,202)	31,330	1,383	1,741	169,552
Gain on deemed disposal of a subsidiary							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(8,676)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(3,472)	(4,141)		(7,613)
Associated companies	-	-	-	(3,954)	-		(3,954)
Profit before taxation							182,248
Taxation							(15,872)
Profit after taxation							166,376
Minority interests							(11,310)
Profit attributable to shareholders							155,066

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	85,370	-	9,389		94,759
Operating profits/(losses)	-	-	(15,724)	-	1,212		(14,512)

2 SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

Six Months Ended 30 June 2002

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	759,353	216,133	87,933	262,392	60,136	-	1,385,947
Inter-segment sales	-	61,457	2,637	6,466	27,406	(97,966)	-
	759,353	277,590	90,570	268,858	87,542	(97,966)	1,385,947
Segment results (note)	152,120	141,612	(33,266)	(51,908)	1,816	(951)	209,423
Finance costs							(12,024)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(3,655)	(5,197)		(8,852)
Associated companies	-	-	-	1,317	-		1,317
Profit before taxation							189,864
Taxation							(29,895)
Profit after taxation							159,969
Minority interests							1,897
Profit attributable to shareholders							161,866

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	53,621	20,110	11,227		84,958
Operating losses	-	-	(29,790)	(37,771)	(7,280)		(74,841)

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in mainland China, Taiwan and other countries

Other activities - animation production, merchandising services, website portal, magazine publication, uplinking and playback services and other related services

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

2 SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, website portal and magazine publication
Taiwan - cable television channel services
USA and Canada - licensing and distribution of television programmes and satellite pay TV operations
Australia - licensing and distribution of television programmes and satellite pay TV operations
Europe - licensing and distribution of television programmes and satellite pay TV operations
Mainland China - licensing and distribution of television programmes and satellite TV channel services
Malaysia and Singapore - licensing and distribution of television programmes
Other countries - principally licensing and distribution of television programmes

An analysis of the group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover		**Operating Profit/(Loss)**	
	Six Months Ended 30 June		**Six Months Ended 30 June**	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Geographical segments:				
Hong Kong	**712,138**	800,387	**(10,731)**	143,057
Taiwan	**319,984**	260,821	**65,448**	(769)
USA and Canada	**110,983**	93,361	**22,204**	21,172
Australia	**25,496**	20,509	**(14,928)**	(25,086)
Europe	**43,899**	40,994	**1,578**	2,607
Mainland China	**43,517**	33,193	**20,099**	3,139
Malaysia and Singapore	**160,721**	120,551	**75,391**	59,909
Other countries	**17,097**	16,131	**10,491**	5,394
	1,433,835	1,385,947	**169,552**	209,423
Gain on deemed disposal of a subsidiary			**27,726**	
Gain on disposal of a subsidiary			**5,213**	
			202,491	

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

3 OTHER REVENUES

	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Interest income	**1,615**	5,627
Others	**15,574**	12,864
	17,189	18,491

4 OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Crediting		
Gain on disposal of fixed assets	**-**	103
Charging		
Depreciation - owned fixed assets	**99,308**	83,168
Depreciation - leased fixed assets	**152**	132
Impairment of fixed assets	**16,056**	-
Loss on disposal of fixed assets	**191**	-
Cost of programmes, film rights and stocks	**502,593**	466,717
Amortisation of goodwill	**480**	-

5 FINANCE COSTS

	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans	**8,645**	11,998
Interest element of finance leases	**31**	26
Interest element of land premium paid	**2,071**	4,151
Total borrowing costs incurred	**10,747**	16,175
Less: Interest amount capitalised in land	**(2,071)**	(4,151)
	8,676	12,024

6 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Current taxation:		
- Hong Kong profits tax	**6,096**	29,717
- Overseas taxation	**4,052**	2,071
- Under provisions in prior periods	**256**	46
Deferred taxation relating to the origination and reversal of temporary differences	**134**	(1,939)
Deferred taxation resulting from an increase in tax rate	**5,334**	-
	15,872	29,895

7 DIVIDENDS

	Six Months Ended 30 June	
	2003	2002
	HK$'000	HK$'000
Interim dividend, proposed, of HK$0.20 (2002: HK$0.20) per ordinary share (note (b))	**87,600**	87,600
	87,600	87,600

Notes: (a) At a meeting held on 26 March 2003 the directors proposed a final dividend of HK$0.75 per ordinary share for the year ended 31 December 2002, which was paid on 6 June 2003 and has been reflected as an appropriation of retained earnings in these condensed accounts for the six months ended 30 June 2003.

(b) At a meeting held on 3 September 2003 the directors declared an interim dividend of HK$0.20 per ordinary share for the year ended 31 December 2003. This proposed dividend is not reflected as a dividend payable in these condensed accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2003.

8 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$155,066,000 (2002: HK$161,866,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2003 and 2002.

9 CAPITAL EXPENDITURE

	Property, plant and equipment
	HK$'000
Six months ended 30 June 2003	
Opening net book amount	2,166,651
Acquisition of a subsidiary	1,243
Additions	306,380
Disposal of a subsidiary	(102,016)
Disposals	(1,461)
Depreciation (note 4)	(99,460)
Impairment charges (note 4)	(16,056)
Exchange differences	2,586
Closing net book amount	**2,257,867**

10 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

Trade and other receivables, prepayments and deposits of HK$861,301,000 include trade receivables of HK$689,146,000. The aging analysis of these is as follows:

	30 June 2003	31 December 2002
	HK$'000	HK$'000
Current	**318,907**	406,356
1-2 months	**147,994**	182,887
2-3 months	**85,224**	119,576
3-4 months	**56,280**	59,209
4-5 months	**12,939**	18,893
Over 5 months	**67,802**	46,135
	689,146	833,056
Trade receivables due from:		
Third parties	**683,791**	773,939
Jointly controlled entities, associated companies, investee companies and related parties	**5,355**	59,117
	689,146	833,056

Note: The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

11 TRADE AND OTHER PAYABLES AND ACCRUALS

Trade and other payables and accruals of HK$562,836,000 include trade payables of HK$127,647,000. The aging analysis of these is as follows:

	30 June 2003	31 December 2002
	HK$'000	HK$'000
Current	**58,783**	98,645
1-2 months	**43,718**	45,117
2-3 months	**7,293**	14,207
3-4 months	**4,061**	3,711
4-5 months	**1,947**	3,173
Over 5 months	**11,845**	17,122
	127,647	181,975
Trade payables due to:		
Third parties	**127,647**	130,612
Jointly controlled entities, associated companies and related parties	**-**	51,363
	127,647	181,975

12 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	**Nominal value**
		HK$'000
Authorised:		
At 1 January 2002 and 2003 and 30 June 2003	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2002 and 2003 and 30 June 2003	**438,000,000**	**21,900**

13 RESERVES

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2002	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
Arising on consolidation								
- subsidiaries	-	-	-	-	751	-	-	751
- jointly controlled entities	-	-	-	-	4,135	-	-	4,135
- associated companies	-	-	-	-	903	-	-	903
Exchange translation differences	-	-	-	-	2,807	-	(2,807)	-
Profit for the year	-	-	-	-	-	-	589,918	589,918
2001 Final dividend paid	-	-	-	-	-	-	(328,500)	(328,500)
2002 Interim dividend paid	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2002	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
Representing:								
2002 Final dividend proposed							328,500	
Others							2,204,918	
Retained earnings at 31 December 2002							2,533,418	
At 1 January 2003	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
Arising on consolidation								
- subsidiaries	-	-	-	-	(43)	-	-	(43)
- jointly controlled entities	-	-	-	-	300	-	-	300
- associated companies	-	-	-	-	686	-	-	686
Exchange translation differences	-	-	-	-	(21,016)	-	21,016	-
Profit for the period	-	-	-	-	-	-	155,066	155,066
Transfers	-	-	-	363	-	-	(363)	-
2002 Final dividend paid (note 7(a))	-	-	-	-	-	-	(328,500)	(328,500)
At 30 June 2003	**602,026**	**70,000**	**1,171**	**7,831**	**(21,942)**	**40,118**	**2,380,637**	**3,079,841**
Representing:								
2003 Interim dividend proposed							87,600	
Others							2,293,037	
Retained earnings at 30 June 2003							**2,380,637**	

14 LONG TERM LIABILITIES

	30 June 2003 HK$'000	31 December 2002 HK$'000
Loans, secured	**63,805**	76,626
Obligations under finance leases	**431**	462
	64,236	77,088
Amounts due within one year included under current liabilities	**(4,976)**	(21,499)
	59,260	55,589

At 30 June 2003, the group's bank loans and other loans (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Other loans	
	30 June 2003 HK$'000	31 December 2002 HK$'000	30 June 2003 HK$'000	31 December 2002 HK$'000
- within one year	**4,537**	21,208	**106**	102
- in the second year	**4,814**	8,818	**4,321**	111
- in the third to fifth year	**16,283**	21,133	**-**	4,265
- after the fifth year	**33,744**	20,989	**-**	-
	59,378	72,148	**4,427**	4,478

At 30 June 2003, the group's finance lease liabilities were repayable as follows:

	30 June 2003 HK$'000	31 December 2002 HK$'000
- within one year	**389**	245
- in the second year	**107**	245
- in the third to fifth year	**-**	57
	496	547
Future finance charges on finance leases	**(65)**	(85)
Present value of finance lease liabilities	**431**	462

14 LONG TERM LIABILITIES (Continued)

	30 June 2003 HK$'000	31 December 2002 HK$'000
The present value of finance lease liabilities is as follows:		
- within one year	**332**	189
- in the second year	**99**	211
- in the third to fifth year	**-**	62
	431	462

15 CONTINGENT LIABILITIES

	30 June 2003 HK$'000	31 December 2002 HK$'000
Guarantees for banking facilities granted to an investee company	**1,815**	1,551
Guarantees for a performance bond granted to a subsidiary (note)	**-**	88,000
	1,815	89,551

Note: Guarantee provided to bank for the performance bond issued to the Government of Hong Kong Special Administrative Region of HK$88 million has been uplifted and replaced by security provided by Galaxy Satellite Broadcasting Limited, in which the group's effective equity interest was reduced to 49% on 20 February 2003.

16 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	30 June 2003 HK$'000	31 December 2002 HK$'000
Authorised but not contracted for	**146,424**	191,550
Contracted but not provided for	**171,638**	414,174
	318,062	605,724

The group's share of commitments for fixed assets of the jointly controlled entities themselves not included in the above are as follows:

	30 June 2003 HK$'000	31 December 2002 HK$'000
Contracted but not provided for	**-**	2

17 OPERATING LEASE COMMITMENTS

At 30 June 2003, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30 June 2003		31 December 2002	
	Land and buildings	**Equipment and transponders**	**Land and buildings**	**Equipment and transponders**
	HK$'000	**HK$'000**	HK$'000	HK$'000
- not later than one year	**73,065**	**108,889**	106,986	92,673
- later than one year and not later than five years	**45,253**	**266,161**	64,700	256,375
- later than five years	**41**	**103,285**	34	112,501
	118,359	**478,335**	171,720	461,549

18 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the company, has been providing certain production facilities to the company under a production management agreement. On 31 January 2001, the company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The agreement was not renewed upon its expiry date. The amount paid by the company during the six months ended 30 June 2003 was HK$445,000 (2002: HK$2,673,000).

(b) On 19 May 1997 and 15 December 1997, the company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the company tenancies of certain office and car parking spaces. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the company during the six months ended 30 June 2003 was HK$8,866,000 (2002: HK$8,866,000).

(c) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TVB City of the company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. The controlling shareholder of the holding company of CNSL is also a director of the company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company during the six months ended 30 June 2003 was HK$5,119,000 (2002: 6,549,000).

(d) Era Films (Hong Kong) Limited ("Era Films") through its agent, Red River Agents Limited ("Red River"), has purchased from the company advertising airtime available on the company's channels in Hong Kong subject to terms and conditions set out in the rate card published by the company to all advertisers from time to time. Both Era Films and Red River are associates of Era Communications Co. Ltd. ("Era"), which is a minority shareholder of Liann Yee Production Co. Ltd. ("LYP"), a non-wholly owned subsidiary of the company. The income accrued by the company from selling advertising airtime to Era Films during the six months ended 30 June 2003 was HK$142,000 (2002: HK$1,391,000).

18 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(e) Since 1998, the company has entered into various sub-licencing agreements with an associated company, Galaxy Satellite Broadcasting Limited ("GSBL"), to sub-licence certain office, car parking spaces and satellite antenna farm to GSBL. Prior to the disposal of 51% interest in GSBL by the group on 20 February 2003, GSBL was a wholly owned subsidiary of the company. The total licence fees paid by GSBL during the six months ended 30 June 2003 was HK$1,109,000.

(f) On 4 September 2001, the company entered into a channel supply agreement with GSBL for the supply of five channels to GSBL for broadcast on GSBL's pay television platform in Hong Kong on an exclusive basis for a period of five years commencing from the commercial launch date of GSBL's service with an option for either party to renew for another five years. No income has accrued by the company since the GSBL's service has not been launched.

(g) On 20 February 2003, GSBL issued a promissory note in favour of the company in the principal sum of HK$115,564,000, being the amount of debt due from GSBL to the company with interest at the rate of 8% per annum. The principal amount and the accrued interest shall be payable by GSBL to the company in two annual installments on 20 February 2007 and 20 February 2008 respectively unless GSBL is publicly floated before either date whereupon the outstanding principal amount and accrued interest shall be prepaid.

(h) Since 1 January 1995, Era has been acting as the sole distributor of LYP's cable channels in Taiwan and is responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The agreement was not renewed upon its expiry date. The fee paid by LYP to Era during the six months ended 30 June 2003 was HK$1,785,000 (2002: HK$5,383,000).

(i) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. The amount received by LYP during the six months ended 30 June 2003 was HK$1,356,000 (2002: HK$2,973,000).

(j) Since 1995, LYP has been representing Era as a marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. On 12 July 2001, the parties renewed the agreement for one year from 1 July 2001. Under the agreement, LYP would deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It was agreed between the parties that LYP would not receive any commission for the advertisements paid by non-cash consideration. The agreement was not renewed upon its expiry date. The amount (before volume rebates) received by LYP during the six months ended 30 June 2003 was nil (2002: HK$20,535,000). The volume rebates paid by LYP to third party advertisers during the six months ended 30 June 2003 was nil (2002: HK$20,841,000).

(k) Since 1 August 1998, Era has been providing LYP with optical fibre networking services in Taiwan. On 21 March 2003, the parties renewed the arrangement for one year from 1 January 2003 whereby Era would provide a 45 MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room at a monthly fee of HK$278,000 (exclusive of sales tax). The fee paid by LYP to Era during the six months ended 30 June 2003 was HK$1,671,000 (2002: HK$4,263,000).

18 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(l) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services while Era has been providing LYP with satellite relay programme services in Taiwan. On 30 January 2003 , the parties renewed the agreement for one year from 1 January 2003 on the same terms and conditions except that (i) the termination notice is shortened from three months to one month; (ii) from 1 February 2003 to 31 December 2003, the services provided by LYP to Era shall not include the transponder capacity and the monthly fees (inclusive of 5% sales tax) payable by Era shall be reduced from HK$1,344,757 to HK$669,000; and (iii) from 1 February 2003 to 31 December 2003, the monthly fees (inclusive of 5% sales tax) payable by LYP shall be reduced from HK$669,000 to HK$334,500 as a result of a decrease in charges imposed by Era. During the six months ended 30 June 2003 the fees received by LYP from Era was HK$4,505,000 (2002: HK$7,790,000) and the fees paid by LYP to Era was HK$2,249,000 (2002: HK$3,875,000).

(m) Since 1 July 1999, LYP has been acting as the advertising agent of its non-wholly owned subsidiary, Interface Co. Ltd. (an associated company of the company before 27 February 2003) ("Interface") to recruit advertisements in the printed publications published and distributed by Interface and responsible for business planning in Taiwan, whereby LYP received an agreed percentage of the advertising revenue net of monetary equivalent of advertisements which were paid by non-cash consideration as commission. On 1 January 2003, the parties renewed the agreement for one year from 1 January 2003. The income received by LYP during the six months ended 30 June 2003 was HK$791,000 (2002: HK$4,319,000).

(n) LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. ("HCB") to provide satellite transmission service to LYP. The service fees paid by LYP to HCB during the six months ended 30 June 2003 was HK$2,927,000 (2002: HK$5,105,000).

(o) On 16 April 1999, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the company, agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006 . On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during the six months ended 30 June 2003 was HK$2,584,000 (2002: HK$2,584,000).

(p) On 30 September 2001, TVBI and TVB Satellite TV Entertainment Limited ("TVBSE"), both are wholly owned subsidiaries of the company, entered into a conditional deal memorandum with MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS") in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights in relation to certain Chinese language programming for distribution in Malaysia and Brunei, and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels for a period of three years from 1 October 2001. MBNS may sub-license such distribution rights to its affiliates or related companies. The agreement was mutually terminated with effect from 16 April 2002. The total income accrued by TVBI and TVBSE during the six months ended 30 June 2003 was HK$29,000 (2002: HK$32,828,000).

(q) On 21 May 2002, TVBI and MBNS entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during the six months ended 30 June 2003 was HK$39,590,000 (2002: HK$11,749,000).

18 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(r) On 25 June 2002, TVBI acting as an agent of LYP entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during the six months ended 30 June 2003 was HK$10,439,000 (2002: HK$4,606,000).

(s) On 26 June 2002, TVBSE entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company from 16 April 2002 to 30 September 2004 in Malaysia and Brunei. The income accrued by TVBSE during the six months ended 30 June 2003 was HK$12,354,000 (2002: HK$1,101,000).

(t) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisement and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during the six months ended 30 June 2003 was HK$10,497,000 (2002: HK$5,065,000).

(u) Since 1998, GSBL has been providing TVBI, TVBSE, TVB (Australia) Pty. Ltd. and TVB Satellite Broadcasting Limited various uplink and playback services. The service fees paid to GSBL during the six months ended 30 June 2003 was HK$14,817,000.

Apart from the above, the other related party transactions, the amounts of which involved were not significant to the group, include:

- Rental income from leasing of facilities, studios and office premises
- Income from sub-licensing of news reports rights
- Income from satellite transmission
- Expense on acquisition of film rights
- Expense on licensing of film rights
- Expense on production of television programmes
- Rental expense on leasing of production spaces and facilities
- Payment for customer service call centre

董事局欣然提呈本集團截至二〇〇三年六月三十日止六個月之中期報告及簡明帳目。本集團截至二〇〇三年六月三十日止六個月之綜合損益表、綜合現金流量表及綜合權益變動表，以及本集團於二〇〇三年六月三十日結算之綜合資產負債表，全部皆未經審核及以簡明帳目編製，連同選定附註現載於本報告之第34頁至第50頁。

中期股息

董事局欣然宣布派發中期股息每股港幣0.20元(二〇〇二年：港幣0.20元)予已發行之438,000,000股股份。

股息單將於二〇〇三年十月三日寄發予股東。本公司將於二〇〇三年九月二十四日至九月二十六日(包括首尾兩天)暫停辦理股份過戶登記手續。

管理層討論及分析

業務回顧

(a) 本期經營業績

本集團截至二〇〇三年六月三十日止六個月之營業額為港幣1,434,000,000元，與去年同期比較增長3%。股東應佔溢利為港幣155,000,000元，與去年同期比較下跌4%。每股盈利跌至港幣0.35元(二〇〇二年：港幣0.37元)。

(b) 業務回顧及展望

免費電視廣播

爆發非典型肺炎對零售業造成重大不利影響，連帶打擊各類媒體之廣告收益，這已是人所共知的事實，實不必在此贅言。由於四月份之廣告計劃大部份均不能在短期通知下取消，因此五月份收益下降最為明顯。幸好復甦甚為迅速，六月份銷售額已錄得個位數字之年度增幅，成績令人鼓舞。

儘管在四月及五月期間，個別客戶減少使用廣告預定合約的數額，我們預期本年度廣告預定合約數額之使用率將可達標。由於採用廣告預先訂購制度，本公司得以紓緩非典型肺炎所帶來的部份衝擊，故比沒有採用此制度之其他媒體享有較大優勢。

縱使非典型肺炎肆虐，音樂唱片類別之消費仍然錄得強勁增長。本公司與唱片公司結成策略聯盟之創新嘗試，令整個音樂行業大有起色，一月至六月期間用於音樂光碟之消費激增400%。每一張與電視廣播合作發行之唱片均至少錄得白金銷量，而最高銷量之國語情歌專輯雖然在發行時適逢非典型肺炎爆發期間，仍然奪得八白金銷量。此等合作充份證明電視廣告之威力，並將用作建立其他業務類別之模範。

在電器用品、個人護理產品、藥物、電訊服務、速遞服務、超級市場等類別之消費亦有增長。然而，金融服務、房地產、旅遊、奶粉及餐廳類別之消費則有下降。

於七月下旬，政府於節目、項目名稱及產品贊助等事宜宣布放寬多項限制。該等新贊助形式將可為我們帶來與時並進的額外廣告來源。

於二〇〇三年上半年，本公司之中文台翡翠台週日黃金時段整體平均收視百分比達80%(翡翠台週日黃金時段：下午7:00－11:30)。英文台明珠台之週日黃金時段整體平均收視百分比則為71%(明珠台週日黃金時段：下午7:00－午夜12:00)。

非典型肺炎在三月份對全港市民之健康構成嚴重威脅，電視廣播積極支持及參與控制疫情之工作。除新聞報道、時事及特備節目外，翡翠台製作了多輯與非典型肺炎有關之資訊性短篇節目，在黃金時段中播放。本公司亦製作了多輯綜藝及籌款節目，旨在激勵醫護人士之士氣，並在此艱困時期鼓勵公眾人士。平均1,350,000觀眾收看「同舟共勉香港心」節目，並為醫管局慈善基金籌得港幣8,000,000元善款。

本公司由清水灣舊址搬遷至將軍澳新電視廣播城之工作進展順利。於三月二十九日，有1,800,000名香港觀眾收看之直播綜藝節目裏，正式與舊電視城告別。於六月底，大部份部門已完成遷往新電視廣播城之工作。整個搬遷工作將於十一月台慶前全部完成。

隨著電視廣播城全新及最先進之全數碼製作中心於本年度下半年全面啓用後，本公司之製作能力將可大大提昇。憑藉本公司全面提昇之內部製作能力，加上與中國內地持續加強聯合製作業務，本公司之節目庫存將可日益豐富，不但確保數量會較多及質素會較高，同時節目內容亦會更加多元化。經擴充及提昇之節目存量將進一步提高本公司之國際發行及產品銷售業務(包括中國內地業務在內)之盈利增長能力。

節目發行及分銷

由於我們在亞洲之電視發行業務及在中國之影像光碟發行業務的收入大幅上升，故二○○三年上半年的節目發行及分銷溢利繼續提供雙位數的豐厚增長，此正面趨勢應可於二○○三年下半年持續出現。

海外衛星收費電視業務

(a) TVB Satellite Platform(「TVBSP」)美國

於二○○三年首季，我們於美國之衛星直接入戶廣播服務成功地將其用戶基礎轉至 DirecTV 網絡，用戶從而可以自選方式繼續選擇收看五個頻道的翡翠互動電視套餐。二○○三年上半年之用戶總數增加了30%。於本年初在紐約設立的辦事處有效協助進行美國市場的市場推廣工作。該市場的競爭日趨激烈，特別是來自華語節目內容方面的競爭，皆因該等節目是針對數目不斷增加的中國內地移民而拓展的。爲有效編排我們對此重要市場在未來的進程及策略，我們正計劃在二○○三年下半年對擁有龐大華人數目的美國主要城市進行一連串深入的市場研究。

(b) TVB Australia(「TVBA」)澳洲

雖然澳洲市場發展緩慢，我們在該處的多頻道衛星服務於上半年度維持單位數用戶增長。在最近內部進行的市場調查指出，我們可透過較新的節目大幅增強我們主導頻道TVBJ的吸引力。因此，我們已於二○○三年七月開始對該頻道進行重組。

我們亦繼續在澳洲與其他頻道傳送業者洽商，務必令我們的服務得以擴展及全面滲透該國市場。

(c) The Chinese Channel(「TCC」)歐洲

我們在歐洲以衛星直接入戶之TCC頻道的頻道加密系統升級工程已於一月底成功完成，此系統有效防止非法盜看該頻道。然而，由於最近有流言指出盜版智能卡將有新卡出現，故衆多先前非法盜看的人士延遲訂購該服務，因此我們需要針對此情況進行大型市場推廣及教育活動。儘管如此，該頻道的用戶數目在上半年已維持低單位數的增長。

頻道業務

(a) 台灣

繼我們對台灣頻道業務進行重整及整固該處的資源後，TVBS頻道的營業額及成本較二○○二年上半年分別錄得雙位數字的增長及減幅。因此，儘管台灣經濟受到非典型肺炎事件的嚴重影響，加上該地的電視行業競爭激烈，但我們的台灣頻道業務於二○○三年上半年仍能錄得溢利。

TVBS爲了維持其在台灣電影市場的領導地位，及進一步增加來自海外的收入，將專注於加強其節目及新聞內容。在保持上半年錄得的驕人業績時，我們預期TVBS可於二○○三年下半年繼續增長。

(b) TVB8及星河頻道

該兩個頻道的整體表現於上半年繼續得以改善。貫徹地加強節目內容及廣泛的頻道宣傳工作對用戶收入產生了兩倍的增幅。在中國內地，當我們將頻道訊號轉到較普及的轉發器後，可接收TVB8頻道的家庭數目在四月份開始迅速地增長。星河頻道的市場滲透率亦因應作出廣泛地區的試行收看優惠而大幅增長。

來自該等頻道的廣告收入錄得高雙位數的增長，主要原因是由星河的業務於馬來西亞的表現突出所致。儘管爆發非典型肺炎帶來負面影響，我們在中國內地的收入仍獲得輕微增長。

於二○○三年上半年內，我們分別在四川、山東及廣東各省份委任廣告銷售代理。爲進一步發展業務，我們將在中國之主要城市委聘更多代理商。

其他業務

(a) 翡翠動畫

翡翠動畫已開始製作自己的動畫劇集 －「神鵰俠侶」，並在電視及錄影帶市場上宣傳，反應良好；而有關產品亦在開發中。動畫製作業務在二〇〇三年上半年增長緩慢，但預期於二〇〇三年下半年轉好。我們亦正考慮在華語市場推出動畫頻道的可能性。

(b) 互聯網業務（香港及中國內地）

於二〇〇三年上半年內，寬頻內容服務的回報一直是我們互聯網業務溢利增長的主要因素。預期於年底前為3G流動電話網絡提供內容服務後，可進一步為業務帶來增長。在中國內地製作及重新包裝的娛樂資訊節目已可帶來穩定收入。我們在四月已開始透過流動電話網絡提供短訊服務及多媒體訊息兩種服務，預期可在未來帶來收益增長。

(c) 雜誌出版

廣告收入由於爆發非典型肺炎而於二〇〇三年上半年有所下跌。然而，六月份已開始復甦，並預期上半年收入的差額將透過二〇〇三年下半年的努力銷售來補足。

新業務 － 香港收費電視

Intelsat及電視廣播於二月公布已訂立協議，透過銀河衛星廣播有限公司(「銀河衛星」)在香港提供收費電視服務。Intelsat及電視廣播目前分別擁有銀河衛星 51% 及 49% 股權。銀河衛星將於本年度第四季開始向香港用戶提供收費電視服務。電視廣播將獨家向銀河衛星提供五個頻道的套餐。頻道包裝及節目製作的籌備工作已於第二季展開。銀河衛星亦持有牌照在香港提供與衛星地面站有關的服務。

財務回顧

(a) 資本結構、債務及流動資金

按照本地免費電視節目服務牌照附表三第2章，電視廣播已將其於一全資附屬公司 － 銀河衛星廣播有限公司(「銀河衛星」持有在香港經營收費電視服務牌照)的權益減低至50%以下。因此，該公司在現時提交的帳目中已重新分類為聯營公司；同時，此舉在某個程度上亦改變了兩個回顧期間的比較數字。此項出售為本集團帶來溢利港幣5,200,000元，並已計入本申報期間之帳目。

於二〇〇一年十一月三十日，MEASAT Broadcast Network System (BVI) Ltd.(「MBNS(BVI)」)及Home Net N.V.(「HomeNet」)各自獲發電視廣播互聯網有限公司(「電視廣播互聯網」)所發行4,500,000股未繳股款的股份，每股作價港幣8.60元，分四期平均繳付股款。該等股份在繳付股款前不會擁有任何投票權或收取股息的權利。其中兩期已於二〇〇三年二月底之前收取，因此分別增加了MBNS(BVI)及HomeNet於電視廣播互聯網的權益至18.42%及7.9%。此項交易已被視為出售本集團於電視廣播互聯網的權益入帳，當中產生溢利港幣27,700,000元。電視廣播互聯網於二〇〇一年十二月十二日易名為電視廣播出版(控股)有限公司。

於呈報期間，本集團已增購台灣聯營公司－ 英特發股份有限公司(「英特發」)的額外權益，現時之累計權益為59.3%，因此英特發目前在本帳目中已重新分類為附屬公司。然而，由於其規模不大，故其對比較數字只造成輕微的影響。此項收購已產生商譽港幣6,800,000元，並會按五年以直線法予以攤銷。

位於將軍澳的新電視廣播城項目實際上已完成，惟尚欠部份改善工程會於年底前完成。此項目的所有資本開支應可於本年內入帳。於二〇〇三年六月三十日，本集團的固定資產在減除銀河衛星為數達港幣102,000,000元的固定資產後，較二〇〇二年底增加了港幣91,000,000元。於年內餘下時間因新電視廣播城項目及於二〇〇一年九月四日與銀河衛星就公開投標向銀河衛星供應五個收費頻道而訂立的頻道供應協議，將為數港幣279,000,000元之資本開支進一步入帳。

於二〇〇三年六月三十日之現金及銀行結餘為港幣383,000,000元，較二〇〇二年底所持有的港幣362,000,000元增加6%。現金及銀行結餘的狀況已計算於二〇〇三年二月二十日本集團與Intelsat成立收費電視合營企業的現金投資港幣138,000,000元。為對所需投資及額外的資本開支提供資金，我們已作出安排以取得充裕的銀行融資。本集團持有之現金及現金等價物主要以港元及美元，且與任何債務概無關連。

應收帳款由二〇〇二年底的水平下跌10%，反映出上半年本地廣告業務的收入減少。應付帳款與二〇〇二年底的水平相約。

本集團於二〇〇三年六月三十日錄得的資本與負債比率爲24.3%，而去年底則爲10.8%。資本與負債比率乃以總債務港幣754,000,000元(二〇〇二年十二月：港幣356,000,000元)除股東資金港幣3,102,000,000元(二〇〇二年十二月：港幣3,274,000,000元)計算。此項增幅主要乃由於須爲收費電視合營企業及新電視廣播城項目提供資金而動用額外的銀行貸款及資本淨值變動所致。

— 由於上述額外的短期貸款，債務較去年增加港幣398,000,000元。

— 該等債務包括短期、長期銀行貸款及銀行透支組成，用於在台灣購置物業、設備及錄影廠設施以及新電視廣播城項目等。合共港幣177,000,000元(二〇〇二年十二月：港幣162,000,000元)之貸款乃以附屬公司的資產作抵押。

— 所有債項均須按銀行最優惠借貸利率加已協定百分比計算的浮動息率計息。

— 於二〇〇三年六月三十日，該等債務的到期詳情如下：於一年內：港幣695,000,000元(佔92% — 主要是爲電視廣播城項目／收費電視合營項目所需之貸款，這批貸款如不能由營運資金全部支付的話，可以延期)；第二年：港幣9,000,000元(佔1%)；第三至第五年：港幣16,000,000元(佔2%)；及五年後：港幣34,000,000元(佔5%)。

— 該等債務的貨幣單位主要由港元(佔66%)、新台幣(佔26%)、英鎊(佔7%)及其他貨幣(例如美元及澳元)所組成。

— 本集團於期內並無已承諾的借貸融資。

本集團的資本承擔(不包括本集團就共同控制實體分佔的承擔)減少47%至港幣318,000,000元(二〇〇二年十二月：港幣606,000,000元)。

除上述呈報者外，於期內並無任何重大收購或出售附屬公司或聯營公司。

(b) 或有負債

就銀行融資向銀行提供的擔保爲港幣1,800,000元(二〇〇二年十二月：港幣89,600,000元)。就向香港特別行政區政府發出的履約債券而向銀行提供港幣88,000,000元的擔保經已取消並由銀河衛星所提供之抵押代替，本公司目前祇擁有銀河衛星49%股本權益。

(c) 匯率波動與相關對沖活動的風險

於二〇〇三年六月三十日，本集團與銀行訂立爲數港幣46,400,000元之外匯合約，沽售若干外幣以對沖可能影響海外客戶貿易收入的波動。此等合約的潛在虧損港幣184,000元並無在帳目中確認。

人力資源

於二〇〇三年六月三十日，本集團共僱有5,029(二〇〇二年十二月：5,039)名全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。僱員總數中，約27%受僱於海外附屬公司並按照當地情況及法規支付適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪。營業僱員視乎是否達到銷售目標支薪，其中包括薪金及銷售佣金。而非營業僱員祇領取月薪，相等於一個月薪金之年終花紅已由二〇〇二年一月一日起取消。本集團於期內並無採納任何購股權計劃。除爲僱員自動報讀之培訓課程提供資助外，本集團向有主辦或與各職業訓練學院合辦一些與專門技能、工業安全、管理技巧及其他與工作有關之研究班、課程及實習班。

購買、出售或贖回股份

截至二〇〇三年六月三十日止六個月期內，本公司並無贖回本公司任何股份。此外，本公司或其附屬公司亦無購買或出售本公司任何股份。

公司管理

除了獨立非執行董事因需按本公司章程輪值告退而未有指定之任期外，本公司在截至二〇〇三年六月三十日止六個月期內已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及方法，並討論有關內部監控及財務匯報事宜，包括審閱截至二〇〇三年六月三十日止六個月未經審核之中期帳目。

董事於股份中的權益

於二〇〇三年六月三十日，根據證券及期貨條例第352條所規定必須存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元之普通股數目				佔已發行股
	個人權益	家族權益	公司權益	合計	本百分比(%)
邵逸夫爵士	–	1,146,000#	141,174,828* (a)	142,320,828	32.49%
利陸雁群	602,144	–	16,701,000 (b)	17,303,144	3.95%
利榮森	1,262,415	–	–	1,262,415	0.28%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利乾	600,000	–	–	600,000	0.14%
李達三	–	–	300,000 (c)	300,000	0.07%
費道宜	200,000	–	–	200,000	0.04%
周亦卿	100,000	–	–	100,000	0.02%

*附註：上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。*

(a) *該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。*

(b) *該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc.持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。利陸雁群女士持有上述所有公司的全部股本權益。*

(c) *該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。*

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿十八歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇三年六月三十日，本公司董事或行政總裁概無根據證券及期貨條例持有或視爲或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二〇〇三年六月三十日，根據證券及期貨條例第336條須存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益(全部屬於實益權益)。該等權益乃就董事及行政總裁於上文經已披露以外的權益。

	每股面值港幣0.05元之普通股數目	佔已發行股本百分比(%)
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
邵氏基金(香港)有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	22,747,000 (i)	5.19%
State Street Corporation	22,451,808 (ii)	5.13%

*附註：上述註有*人士與上文「董事於股份中的權益」註有*人士的股權重複。*

(i)　該等權益乃以投資經理的身份持有。

(ii)　該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

上文所述之全部權益皆屬好倉。除上述股份外，於二○○三年六月三十日，根據證券及期貨條例第336條須存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

中期報告

本集團截至二○○三年六月三十日止六個月之中期報告(載有上市規則附錄16第46(1)至46(6)段所規定之全部資料)亦在聯交所之網頁(www.hkex.com.hk)及本公司之網頁(www.tvb.com.hk) 登載。

承董事局命
邵逸夫
行政主席

香港，二○○三年九月三日

簡明綜合損益帳

截至二〇〇三年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇三 港幣千元	 二〇〇二 港幣千元
營業額		1,433,835	1,385,947
銷售成本		(800,918)	(741,375)
毛利		632,917	644,572
其他收益	3	17,189	18,491
銷售及分銷成本		(228,743)	(211,950)
總務及行政開支		(255,917)	(243,533)
其他經營收入		4,106	1,843
視作出售一附屬公司權益之收益		27,726	–
出售一附屬公司權益之收益		5,213	–
經營溢利	4	202,491	209,423
融資成本	5	(8,676)	(12,024)
應佔溢利減虧損			
共同控制實體		(7,613)	(8,852)
聯營公司		(3,954)	1,317
除稅前溢利		182,248	189,864
稅項	6	(15,872)	(29,895)
除稅後溢利		166,376	159,969
少數股東權益		(11,310)	1,897
股東應佔溢利		155,066	161,866
股息	7	87,600	87,600
每股盈利	8	港幣0.35元	港幣0.37元

簡明綜合資產負債表

二〇〇三年六月三十日結算

	附註	未經審核 六月三十日 二〇〇三 港幣千元	經審核 十二月三十一日 二〇〇二 港幣千元
固定資產	9	2,257,867	2,166,651
商譽		6,339	–
共同控制實體		73,664	80,879
聯營公司		245,687	25,685
在證券之投資		5,092	4,698
承資公司借款		12,735	10,887
流動資產			
節目及影片版權		657,055	658,734
盤存		17,190	21,322
貿易應收款及其他應收款、預付款及按金	10	861,301	965,342
在證券之投資		15,795	–
抵押銀行存款		1,626	1,618
現金及銀行結存		382,925	362,150
		1,935,892	2,009,166
流動負債			
貿易應付款及其他應付款及應計費用	11	562,836	575,808
短期貸款		644,164	232,786
銀行透支		45,410	45,970
長期負債之一年內應償還額	14	4,976	21,499
稅項		21,050	28,410
		1,278,436	904,473
流動資產淨額		657,456	1,104,693
總資產減流動負債		3,258,840	3,393,493
資金來源：			
股本	12	21,900	21,900
儲備	13	2,992,241	2,923,832
二〇〇二年擬派末期股息	7(a)	–	328,500
擬派中期股息	7(b)	87,600	–
股東權益		3,101,741	3,274,232
少數股東權益		28,013	424
長期負債	14	59,260	55,589
退休金責任		9,419	7,642
遞延稅項		60,407	55,606
		3,258,840	3,393,493

簡明綜合權益變動表

截至二〇〇三年六月三十日止六個月

	未經審核 截至六月三十日止六個月	
	二〇〇三 港幣千元	二〇〇二 港幣千元
於一月一日之總權益	3,274,232	3,144,101
匯兌差異	943	10,399
未於損益帳確認之收益淨額	943	10,399
期內溢利	155,066	161,866
股息	(328,500)	(328,500)
於六月三十日之總權益	3,101,741	2,987,866

簡明綜合現金流量表

截至二〇〇三年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二〇〇三 港幣千元	 二〇〇二 港幣千元
經營活動之現金流入淨額	371,878	258,159
投資活動之現金流出淨額	(459,040)	(353,074)
理財活動之現金流入/(流出)淨額	141,248	(297,092)
現金及現金等價物之增加/(減少)	54,086	(392,007)
於一月一日之現金及現金等價物	143,362	549,916
外幣匯率變動之影響	179	(5,923)
於六月三十日之現金及現金等價物	197,627	151,986
現金及現金等價物結餘分析：		
現金及銀行結存	382,925	287,336
銀行透支	(45,410)	(43,250)
須於三個月內償還之短期銀行貸款	(139,888)	(92,100)
	197,627	151,986

簡明帳目附註

1 **編製基準及會計政策**

未經審核綜合簡明帳目乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第25號「中期財務申報」而編製。

本簡明帳目應與二〇〇二年之年度財務報表一併閱讀。

編製本簡明帳目所採用之會計政策及計算方法與截至二〇〇二年十二月三十一日止年度之年度帳目所採用者一致，惟本集團於採納會計實務準則第12號：「所得稅」後，已更改若干會計政策，此會計實務準則於二〇〇三年一月一日或以後開始之會計期間生效。

本集團會計政策上之變動及採納之影響載列如下：

會計實務準則第12號：「所得稅」

遞延稅項採用負債法就資產負債之稅基與它們在財務報表之帳面值兩者之暫時差異作全數撥備。遞延稅項採用在結算日前已頒布或實質頒布之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算之盈利與帳目所示之盈利兩者間之時間差，根據預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。採納新訂之會計實務準則第12號構成會計政策之變動，惟往年度之所得稅並未因而重列，因這變動對本年度及往年度之業績並無重大影響。

2 分部資料

本集團之主要業務爲免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

主要報告形式 — 業務分部資料

期內本集團之營業額及業績按業務分部分析如下：

	截至二〇〇三年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	672,254	256,449	125,706	329,092	50,334	-	1,433,835
分部間之銷售	120	47,981	88	7,609	8,718	(64,516)	-
	672,374	304,430	125,794	336,701	59,052	(64,516)	1,433,835
分部業績(附註)	(13,448)	169,748	(21,202)	31,330	1,383	1,741	169,552
視作出售一附屬公司權益之收益							27,726
出售一附屬公司權益之收益							5,213
融資成本							(8,676)
應佔溢利減虧損							
共同控制實體	-	-	-	(3,472)	(4,141)		(7,613)
聯營公司	-	-	-	(3,954)	-		(3,954)
除稅前溢利							182,248
稅項							(15,872)
除稅後溢利							166,376
少數股東權益							(11,310)
股東應佔溢利							155,066

附註：上述業務分部包括部份正値起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	85,370	-	9,389		94,759
經營溢利/(虧損)	-	-	(15,724)	-	1,212		(14,512)

2　分部資料（續）

主要報告形式 — 業務分部資料（續）

	截至二〇〇二年六月三十日止六個月						
	免費電視廣播	**節目發行及分銷**	**海外衛星收費電視業務**	**頻道業務**	**其他業務**	**抵銷**	**集團總額**
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	759,353	216,133	87,933	262,392	60,136	-	1,385,947
分部間之銷售	-	61,457	2,637	6,466	27,406	(97,966)	-
	759,353	277,590	90,570	268,858	87,542	(97,966)	1,385,947
分部業績(附註)	152,120	141,612	(33,266)	(51,908)	1,816	(951)	209,423
融資成本							(12,024)
應佔溢利減虧損							
共同控制實體	-	-	-	(3,655)	(5,197)		(8,852)
聯營公司	-	-	-	1,317	-		1,317
除稅前溢利							189,864
稅項							(29,895)
除稅後溢利							159,969
少數股東權益							1,897
股東應佔溢利							161,866

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

營業額	-	-	53,621	20,110	11,227		84,958
經營虧損	-	-	(29,790)	(37,771)	(7,280)		(74,841)

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國內地、台灣及其他地方編製及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版、衛星訊號上傳及放送服務及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道服務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要爲電視節目發行及分銷

2 分部資料（續）

次要報告形式 — 地區分部資料（續）

期內本集團之營業額及經營溢利/(虧損)按地區分部分析如下：

	營業額 截至六月三十日止六個月		經營溢利/(虧損) 截至六月三十日止六個月	
	二○○三 港幣千元	二○○二 港幣千元	二○○三 港幣千元	二○○二 港幣千元
地區分部:				
香港	712,138	800,387	(10,731)	143,057
台灣	319,984	260,821	65,448	(769)
美國及加拿大	110,983	93,361	22,204	21,172
澳洲	25,496	20,509	(14,928)	(25,086)
歐洲	43,899	40,994	1,578	2,607
中國內地	43,517	33,193	20,099	3,139
馬來西亞及新加坡	160,721	120,551	75,391	59,909
其他國家	17,097	16,131	10,491	5,394
	1,433,835	1,385,947	169,552	209,423
視作出售一附屬公司權益之收益			27,726	
出售一附屬公司權益之收益			5,213	
			202,491	

銷售額乃按照客戶所在地區計算。地區分部之間並無任何銷售。

3 其他收益

	截至六月三十日止六個月	
	二○○三 港幣千元	二○○二 港幣千元
利息收入	1,615	5,627
其他	15,574	12,864
	17,189	18,491

4 經營溢利

經營溢利已計入及扣除下列項目：

	截至六月三十日止六個月	
	二○○三 港幣千元	二○○二 港幣千元
計入		
出售固定資產收益	-	103
扣除		
折舊－自置固定資產	99,308	83,168
折舊－租賃固定資產	152	132
固定資產之減值	16,056	-
出售固定資產虧損	191	-
節目、影片版權及盤存成本	502,593	466,717
商譽攤銷	480	-

5 融資成本

	截至六月三十日止六個月	
	二〇〇三	二〇〇二
	港幣千元	港幣千元
銀行透支、銀行貸款及其他貸款之利息	8,645	11,998
融資租賃之利息	31	26
已支付地價之利息	2,071	4,151
借貸成本總額	10,747	16,175
減：地價利息資本化之數額	(2,071)	(4,151)
	8,676	12,024

6 稅項

香港利得稅乃按照期內估計應課稅溢利以稅率17.5%(2002：16%)提撥準備。二〇〇三年，政府將二〇〇三/〇四年財政年度的利得稅稅率由16%提高至17.5%。海外利得稅則按照期內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在簡明綜合損益帳支銷之稅項如下：

	截至六月三十日止六個月	
	二〇〇三	二〇〇二
	港幣千元	港幣千元
當期稅項：		
－香港利得稅	6,096	29,717
－海外稅項	4,052	2,071
－過往期間準備不足	256	46
遞延稅項暫時差異之產生及轉回	134	(1,939)
稅率提高產生之遞延稅項	5,334	－
	15,872	29,895

7 股息

	截至六月三十日止六個月	
	二〇〇三	二〇〇二
	港幣千元	港幣千元
擬派中期股息每普通股港幣0.20元 (2002：港幣0.20元)(附註(b))	87,600	87,600
	87,600	87,600

附註：(a)於二〇〇三年三月二十六日舉行之會議上，董事局擬派截至二〇〇二年十二月三十一日止年度之末期股息每普通股港幣0.75元，並於二〇〇三年六月六日派發及於截至二〇〇三年六月三十日止六個月之簡明帳目內列作保留盈餘分派。

(b)於二〇〇三年九月三日舉行之會議上，董事局宣派截至二〇〇三年十二月三十一日止年度之中期股息每普通股港幣0.20元。此項擬派股息並無於此簡明帳目內列作應付股息，惟將於截至二〇〇三年十二月三十一日止年度列作保留盈餘分派。

8 每股盈利

每股盈利乃按本集團之股東應佔溢利港幣155,066,000元(2002：港幣161,866,000元)及截至二〇〇三年及二〇〇二年六月三十日止六個月內已發行股份為438,000,000股計算。

9 資本開支

	物業、機器及器材
	港幣千元
截至二〇〇三年六月三十日止六個月	
期初帳面淨值	2,166,651
收購附屬公司	1,243
添置	306,380
出售附屬公司	(102,016)
出售	(1,461)
折舊(附註4)	(99,460)
減值支出(附註4)	(16,056)
匯兌差異	2,586
期末帳面淨值	**2,257,867**

10 貿易應收款及其他應收款、預付款及按金

貿易應收款及其他應收款、預付款及按金為數達港幣861,301,000元，其中貿易應收款佔港幣689,146,000元。其帳齡分析如下：

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
即期	318,907	406,356
一至兩個月	147,994	182,887
二至三個月	85,224	119,576
三至四個月	56,280	59,209
四至五個月	12,939	18,893
五個月以上	67,802	46,135
	689,146	833,056
貿易應收款：		
第三方	683,791	773,939
共同控制實體、聯營公司、承資公司及有關連人士	5,355	59,117
	689,146	833,056

附註：本集團採取信貸政策管理，為本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

11 貿易應付款及其他應付款及應計費用

貿易應付款及其他應付款及應計費用爲數達港幣562,836,000元，其中貿易應付款佔港幣127,647,000元。其帳齡分析如下：

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
即期	58,783	98,645
一至兩個月	43,718	45,117
二至三個月	7,293	14,207
三至四個月	4,061	3,711
四至五個月	1,947	3,173
五個月以上	11,845	17,122
	127,647	181,975
貿易應收款：		
第三方	127,647	130,612
共同控制實體、聯營公司及有關連人士	–	51,363
	127,647	181,975

12 股本

	每股面值 港幣0.05元 之普通股數目	面值 港幣千元
法定：		
二〇〇二年及二〇〇三年一月一日及二〇〇三年六月三十日	1,300,000,000	65,000
發行及實收：		
二〇〇二年及二〇〇三年一月一日及二〇〇三年六月三十日	438,000,000	21,900

13 儲備

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇二年一月一日	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
綜合帳目後所得								
一附屬公司	-	-	-	-	751	-	-	751
一共同控制實體	-	-	-	-	4,135	-	-	4,135
一聯營公司	-	-	-	-	903	-	-	903
匯兌差異	-	-	-	-	2,807	-	(2,807)	-
本年度溢利	-	-	-	-	-	-	589,918	589,918
二〇〇一年已派末期股息	-	-	-	-	-	-	(328,500)	(328,500)
二〇〇二年已派中期股息	-	-	-	-	-	-	(87,600)	(87,600)
二〇〇二年十二月三十一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
相當於								
二〇〇二年擬派末期股息							328,500	
其他							2,204,918	
二〇〇二年十二月三十一日保留盈餘							2,533,418	
二〇〇三年一月一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
綜合帳目後所得								
一附屬公司	-	-	-	-	(43)	-	-	(43)
一共同控制實體	-	-	-	-	300	-	-	300
一聯營公司	-	-	-	-	686	-	-	686
匯兌差異	-	-	-	-	(21,016)	-	21,016	-
期內溢利	-	-	-	-	-	-	155,066	155,066
轉帳	-	-	-	363	-	-	(363)	-
二〇〇二年已派末期股息(附註 7(a))	-	-	-	-	-	-	(328,500)	(328,500)
二〇〇三年六月三十日	**602,026**	**70,000**	**1,171**	**7,831**	**(21,942)**	**40,118**	**2,380,637**	**3,079,841**
相當於								
二〇〇三年擬派中期股息							87,600	
其他							2,293,037	
二〇〇三年六月三十日保留盈餘							**2,380,637**	

14 長期負債

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
貸款、有抵押	63,805	76,626
融資租賃承擔	431	462
	64,236	77,088
列爲流動負債之一年內應償還額	(4,976)	(21,499)
	59,260	55,589

於二〇〇三年六月三十日，本集團之銀行貸款及其他貸款(不包括融資租賃負債)之還款期如下：

	銀行貸款		其他貸款	
	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
一一年內	4,537	21,208	106	102
一第二年	4,814	8,818	4,321	111
一第三至第五年	16,283	21,133	-	4,265
一五年以上	33,744	20,989	-	-
	59,378	72,148	4,427	4,478

於二〇〇三年六月三十日，本集團之融資租賃負債之還款期如下：

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
一一年內	389	245
一第二年	107	245
一第三至第五年	-	57
	496	547
融資租賃之未來融資支出	(65)	(85)
融資租賃負債之現值	431	462
融資租賃負債之現值如下：		
一一年內	332	189
一第二年	99	211
一第三至第五年	-	62
	431	462

15 或有負債

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
作出擔保以取得銀行融資予一承資公司	1,815	1,551
為一附屬公司取得履約債券作為擔保(附註)	-	88,000
	1,815	89,551

附註：就向香港特別行政區政府發出的履約債券而向銀行提供港幣88,000,000元的擔保經已取消，並由銀河衛星廣播有限公司(銀河衛星)所提供之抵押代替。本集團在二〇〇三年二月二十日減低其於銀河衛星之實際股本權益至49%。

16 資本承擔

購買固定資產之承擔數目如下：

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
經批准惟未簽約	146,424	191,550
經簽約惟未撥備	171,638	414,174
	318,062	605,724

上述未包括本集團在共同控制實體之應佔購買固定資產之承擔如下：

	六月三十日 二〇〇三 港幣千元	十二月三十一日 二〇〇二 港幣千元
經簽約惟未撥備	-	2

17 經營租賃承擔

於二〇〇三年六月三十日，本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃付款如下：

	二〇〇三年六月三十日		二〇〇二年十二月三十一日	
	土地及樓宇	器材及衛星轉發器	土地及樓宇	器材及衛星轉發器
	港幣千元	港幣千元	港幣千元	港幣千元
一第一年內	73,065	108,889	106,986	92,673
一第二至第五年內	45,253	266,161	64,700	256,375
一五年後	41	103,285	34	112,501
	118,359	478,335	171,720	461,549

18 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下：

(a) 由一九九二年五月五日起，本公司之主要股東 – 邵氏兄弟(香港)有限公司(「邵氏」)已根據一項製作管理協議提供其位於香港之若干製作設施予本公司。於二○○一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二○○一年二月一日起至二○○三年一月三十一日止，為期兩年。每月費用為港幣445,000元。該協議於到期日後不予延續。本公司於截至二○○三年六月三十日止六個月內已付之費用為港幣445,000元(2002：港幣2,673,000元)。

(b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏出租若干辦公室及泊車位予本公司。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二○○五年六月三十日止。本公司於截至二○○三年六月三十日止六個月內已付之租金為港幣8,866,000元(2002：港幣8,866,000元)。

(c) 於二○○一年三月三十日，本公司與Chevalier(Network Solutions)Limited(「CNSL」)訂立意向書，內容有關CNSL向本公司之新電視城供應、安裝及保養PABX及結構電纜網路，整筆費用為港幣20,526,000元，並會以分期方式支付。CNSL之控股公司之控權股東亦為本公司之董事。載有意向書所載條款之正式合約已於二○○一年十一月訂立。本公司於截至二○○三年六月三十日止六個月內已付之數額為港幣5,119,000元(2002：港幣6,549,000元)。

(d) Era Films(Hong Kong)Limited(「Era Films」)已透過其代理Red River Agents Limited(「Red River」)按本公司不時向廣告商刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。Era Films及Red River均為本公司一非全資附屬公司 – 聯意製作股份有限公司(「聯意」)之少數股東 – 年代網際事業股份有限公司(「年代」)之聯繫人士。本公司於截至二○○三年六月三十日止六個月內出售廣告時段予Era Films之累算收益為港幣142,000元(2002：港幣1,391,000元)。

(e) 由一九九八年起，本公司與一聯營公司，銀河衛星廣播有限公司(「銀河衛星」)訂立多項分特許協議，分特許銀河衛星使用若干辦公室、泊車位及衛星地面站。銀河衛星在本集團於二○○三年二月二十日出售51%權益之前乃是本公司之全資附屬公司。銀河衛星於截至二○○三年六月三十日止六個月內已付之特許費用為港幣1,109,000元。

(f) 於二○○一年九月四日，本公司與銀河衛星訂立一項頻道供應協議，內容有關本公司以獨家形式向銀河衛星在香港之收費電視平台供應五條頻道予其播放，協議日期由銀河衛星之服務正式作商業啓播時生效，為期五年，同時，協議各方有權選擇於該協議到期日時再續約五年。由於銀河衛星之服務未曾展開，故本公司並未計算由此應得之收入。

(g) 於二○○三年二月二十日，銀河衛星就其欠下本公司之債務向本公司發出本金為港幣115,564,000元之承付票，此承付票是要付8%年息的。銀河衛星須把該承付票的本金及其累算利息分別於二○○七年二月二十日及二○○八年二月二十日分兩期向本公司清付，除非銀河衛星於上述任何一日之前公開上市，否則銀河衛星不必提早清付該承付票的本金及其累算利息餘額。

(h) 由一九九五年一月一日起，年代已充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二○○○年十一月十六日，訂約方把該分銷協議續期兩年，由二○○一年三月一日起生效。於二○○二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二○○二年一月一日起聯意應付年代之佣金金額。該協議於到期日後不予延續。聯意於截至二○○三年六月三十日止六個月內已支付年代之費用為港幣1,785,000元(2002：港幣5,383,000元)。

(i) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。聯意於截至二○○三年六月三十日止六個月內收取之數額為港幣1,356,000元(2002：港幣2,973,000元)。

18 重大有關連人士交易（續）

(j) 由一九九五年起，聯意已充任年代之市場推廣代理，為年代在台灣經營之若干電視頻道招攬廣告。於二〇〇一年七月十二日，訂約方把該協議續期一年，由二〇〇一年七月一日起生效。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作為佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。該協議於到期日後不予延續。聯意於截至二〇〇三年六月三十日止六個月內並無收取（扣除大額回扣前）任何收入（2002：港幣20,535,000元）。聯意於截至二〇〇三年六月三十日止六個月內並無付予第三方廣告商任何大額回扣（2002：港幣20,841,000元）。

(k) 由一九九八年八月一日起，年代已為聯意在台灣提供光纖網路服務。於二〇〇三年三月二十一日，訂約方把該服務續期一年，由二〇〇三年一月一日起生效。據此，年代會以港幣278,000元之月費（不包括銷售稅）為聯意提供一條容量為45百萬位元之光纖線及其維修、管理十四處光纖結點機房及上傳衛星訊號控制室之費用。聯意於截至二〇〇三年六月三十日止六個月內付予年代之費用為港幣1,671,000元（2002：港幣4,263,000元）。

(l) 由二〇〇〇年十月二十八日起，聯意已為年代在台灣提供衛星設備及技術服務及年代已為聯意在台灣提供中繼頻道衛星節目信號服務。於二〇〇三年一月三十日，訂約方同意除以下條件之外，把該協議按相同條款及條件續期一年，由二〇〇三年一月一日起生效：(i)終止協議之通知期由三個月縮短至一個月；(ii)由二〇〇三年二月一日至二〇〇三年十二月三十一日期間，聯意向年代提供之服務將不包括衛星轉發器容量，而年代應付之月費（包括5%銷售稅）由港幣1,344,757元減至港幣669,000元；及(iii)因年代調低收費，由二〇〇三年二月一日至二〇〇三年十二月三十一日期間，聯意應付之月費（包括5%銷售稅）由港幣669,000元減至港幣334,500元。聯意於截至二〇〇三年六月三十日止六個月內收取年代之費用為港幣4,505,000元（2002：港幣7,790,000元），而聯意於截至二〇〇三年六月三十日止六個月內付予年代之費用則為港幣2,249,000元（2002：港幣3,875,000元）。

(m) 由一九九九年七月一日起，聯意已充任其非全資附屬公司－英特發股份有限公司（於二〇〇三年二月二十七日前為聯營公司）（「英特發」）之廣告代理，為英特發在台灣出版及分銷之刊物招攬廣告，並負責業務規劃。據此，聯意可收取（扣除以非現金代價支付廣告之現金等值後）廣告收益之某一特定百分比作為佣金。於二〇〇三年一月一日，訂約方把該協議續期一年，由二〇〇三年一月一日起生效。聯意於二〇〇三年六月三十日止六個月內收取之收益為港幣791,000元（2002：港幣4,319,000元）。

(n) 聯意與一共同控制實體－星際傳播股份有限公司（「星際」）已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。聯意於二〇〇三年六月三十日止六個月內支付予星際之服務費用為港幣2,927,000元（2002：港幣5,105,000元）。

(o) 於一九九九年四月十六日，本公司一全資附屬公司－電視廣播（國際）有限公司（「電視廣播（國際）」）同意分租部份衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日起開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播（國際）與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起把電視廣播（國際）分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播（國際）於二〇〇三年六月三十日止六個月內收取年代之費用為港幣2,584,000元（2002：港幣2,584,000元）。

(p) 於二〇〇一年九月三十日，本公司兩家全資附屬公司－電視廣播（國際）及TVB Satellite TV Entertainment Limited（「TVBSE」）與MEASAT Broadcast Network Systems Sdn. Bhd.（「MBNS」）訂立交易備忘錄，內容有關(i)電視廣播（國際）向MBNS批出有關在馬來西亞及汶萊之收費電視經銷若干中文節目之權利及(ii)TVBSE就若干電視頻道之廣告銷售及贊助事宜向MBNS提供由二〇〇一年十月一日起生效，為期三年之服務。根據交易備忘錄，MBNS可將上述特許權利轉批予其聯屬公司或關連公司。訂約方其後同意把交易備忘錄由二〇〇二年四月十六日起終止。電視廣播（國際）及TVBSE於截至二〇〇三年六月三十日止六個月內之累算收入為港幣29,000元（2002：港幣32,828,000元）。

18 重大有關連人士交易（續）

(q) 於二〇〇二年五月二十一日，電視廣播(國際)與MBNS訂立交易備忘錄，據此，電視廣播(國際)會由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，於馬來西亞及汶萊以獨家形式提供電視節目予MBNS擁有及經營之頻道播放。電視廣播(國際)於截至二〇〇三年六月三十日止六個月內之累算收入為港幣39,590,000元(2002：港幣11,749,000元)。

(r) 於二〇〇二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立交易備忘錄，授權MBNS由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，可透過由MBNS或其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於截至二〇〇三年六月三十日止六個月內之累算收入為港幣10,439,000元(2002：港幣4,606,000元)。

(s) 於二〇〇二年六月二十六日，TVBSE與MBNS訂立交易備忘錄，內容有關由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務播放該等頻道。TVBSE於截至二〇〇三年六月三十日止六個月內之累算收入為港幣12,354,000元(2002：港幣1,101,000元)。

(t) 於二〇〇二年七月八日，TVBSE與MBNS訂立協議，據此，由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，MBNS委任TVBSE為其廣告代理，負責若干頻道在馬來西亞及汶萊所有廣告及贊助之銷售。TVBSE於截至二〇〇三年六月三十日止六個月內之累算收入為港幣10,497,000元(2002：港幣5,065,000元)。

(u) 由一九九八年起，銀河衛星已提供衛星訊號上傳及放送服務予電視廣播(國際)、TVBSE、TVB(Australia)Pty. Ltd.及電視廣播(衛星)有限公司。於截至二〇〇三年六月三十日止六個月內已付銀河衛星之服務費用為港幣14,817,000元。

除上文所述外，其他數額對本集團而言屬不重大之有關連人士交易包括：

－出租設備、錄影廠及辦公室之租金收入

－新聞報導之分特許權收入

－提供衛星訊號傳送服務之收入

－購買電影版權之費用

－電影版權之發行費用

－製作電視節目之費用

－租賃製作地方及設備之租金費用

－支付客戶服務咨詢中心之費用

TELEVISION BROADCASTS LIMITED INTERIM REPORT 2003



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